Exhibit 99.5

October 10, 2018	Rory Godinho
Direct Line: 604.643.1282
Private and Confidential	rgodinho@millerthomson.com

Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Newfoundland & Labrador)
The Office of the Superintendent Securities Consumer, Corporate and Insurance Services Division (Prince Edward Island)

(collectively, the “Securities Regulatory Authorities”)

Dear Sirs and Mesdames:

Re:	Tower One Wireless Inc. (the “Issuer”)
SEDAR Project Numbers 02820807, 02765221, 02765231, 02818772, 02818770, 02639033, 02774596, 02752499 and 02828074

The Issuer is a reporting issuer in the provinces of British Columbia and Ontario, and wishes to add the local jurisdictions of each of the Securities Regulatory Authorities (being Alberta, Saskatchewan, Manitoba, Nova Scotia, New Brunswick, Newfoundland & Labrador and Prince Edward Island) as recipient agencies with respect to the above-referenced SEDAR project numbers.

If you have any questions, please do not hesitate to contact the undersigned. Yours truly,

MILLER THOMSON LLP

Per: (signed) “Rory S. Godinho”

Rory S. Godinho
RSG/re